As filed with the Securities and Exchange Commission on July 27, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

METALICO, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3341 (Primary Standard Industrial Classification Code Number)	52-2169780 (I.R.S. Employer Identification Number)

186 North Avenue East
Cranford, New Jersey 07016
(908) 497-9610
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Arnold S. Graber, Esq.
Executive Vice President, General Counsel and Secretary
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016
(908) 497-9610
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven M. Skolnick, Esq.
Thomas S. Levato, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068-1791
(973) 597-2500
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed
		Proposed	Maximum	Amount of
Title of Each Class of	Amount to be	Maximum	Aggregate	Registration
Securities to be Registered	Registered (1)	Offering Price (2)	Offering Price (2)	Fee
Common Stock, par value $0.001 per share	5,245,999	$8.285	$43,463,102	$1,335

(1)	This amount represents shares to be offered by the Selling Stockholders from time to time after the effective date of this Registration Statement at prevailing market prices at time of sale.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales prices of the Registrant’s common stock on July 25, 2007, as reported on the American Stock Exchange.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated July 27, 2007
PRELIMINARY PROSPECTUS
5,245,999 Shares
Metalico, Inc.
Common Stock
     This prospectus relates to the offer for resale, from time to time, by the Selling Stockholders named in this prospectus of up to 5,245,999 shares of our common stock. See “Selling Stockholders” beginning on page 18 for a list of the Selling Stockholders.
     You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.
     The prices at which the Selling Stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.
     Our common stock is traded on the American Stock Exchange under the symbol “MEA.” On July 26, 2007, the last reported sale price of our common stock as reported on the American Stock Exchange was $7.74 per share.
     Investing in our common stock involves a high degree of risk. Before buying any securities, you should read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 7 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is      , 2007

 i

PROSPECTUS SUMMARY
     This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus and may not contain all the information that is important to you. This prospectus includes information about the securities being offered as well as information regarding our business. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the section entitled “Risk Factors,” and the information incorporated by reference in this prospectus. Unless the context otherwise requires, all references to “we,” “us,” “our company,” “the company” or “Metalico” in this prospectus refer collectively to Metalico, Inc., a Delaware corporation, and its subsidiaries.
BUSINESS SUMMARY
Overview
     Metalico operates in sixteen locations through twelve operating subsidiaries in two distinct business segments: (a) ferrous and non-ferrous scrap metal recycling (“Scrap Metal Recycling”), and (b) lead metal product fabricating (“Lead Fabrication”).
     We maintain a small corporate team that sets our strategic goals and overall strategy. We manage our operations on a decentralized basis, allowing each subsidiary autonomy for its purchasing and sales. The corporate team approves all acquisitions and operating budgets, allocates capital to the business units based upon expected returns and risk levels, establishes succession plans, ensures operations maintain a consistent level of quality, evaluates risk and holds the management of each business unit accountable for the performance of its respective business unit.
Ferrous and Non-Ferrous Scrap Metal Recycling
     We are one of the largest full-service metals recyclers in upstate and Western New York, with seven recycling facilities located in that regional market. Our operations primarily involve the collection and processing of ferrous and non-ferrous metals. We collect industrial and obsolete scrap metal, process it into reusable forms and supply the recycled metals to our ultimate consumers, including electric arc furnace mills, integrated steel mills, foundries, secondary smelters, aluminum recyclers and metal brokers. We acquire unprocessed scrap metals primarily in our local and regional markets and sell to consumers nationally and in Canada as well as to exporters and international brokers. We are also able to supply quantities of scrap aluminum to our aluminum recycling facility described below and scrap lead to our lead fabricating subsidiaries. We believe that we provide comprehensive product offerings of both ferrous and non-ferrous scrap metals.
     Our platform facilities have ready access to both highway and rail transportation, a critical factor in our business. In addition to buying, processing and selling ferrous and non-ferrous scrap metals, we manufacture de-oxidizing aluminum (“de-ox”), a form of refined aluminum, for the steel industry. As of May 31, 2007, we began limited production of de-ox in our new Syracuse, New York facility. Full production of approximately 4.5 million pounds per month is expected by January 2008. De-ox is used by the steel industry during the steel-making process to remove oxygen from molten steel. The relocation of our de-ox manufacturing operations to Syracuse has enabled us to increase production capacity for de-oxidizing aluminum.
     We recently acquired a facility in Quarryville, Pennsylvania that recycles molybdenum, tantalum and tungsten; a facility in Akron, Ohio that is one of the largest motor block processors in the country; and facilities in Newark, New Jersey and West Goshen, Pennsylvania that recover platinum group metals from scrap ceramic and metallic substrate catalytic converters and manufacture innovative emission control products for the emerging specialty catalytic device market. See “Recent Developments” beginning on page 4 of this prospectus for more information.
     Our metal recycling business has collection and processing facilities in the following locations:

Location	Number of Facilities
Buffalo, New York	1
Niagara Falls, New York	1
Lackawanna, New York (Hamburg)	1
Rochester, New York	3
Syracuse, New York	1
Quarryville, Pennsylvania	1
Akron, Ohio	1
Newark, New Jersey	1
West Goshen, Pennsylvania	1
     Ferrous Scrap Industry. Our ferrous (iron-based) products primarily include sheared and bundled scrap metal and other scrap metal, such as turnings and busheling, cast and broken cast iron. We and others in our industry anticipate that the demand for recycled ferrous metals will increase due to the continuing transformation of the world’s steel producers from virgin iron ore-based blast furnaces to newer, technologically advanced electric arc furnace mini-mills. The electric arc furnace process, which primarily uses recycled metal compared with the traditional steel-making process that uses significantly less recycled metal, is more environmentally sound and energy efficient. By recycling steel, scarce natural resources are preserved and the need to disrupt the environment with the mining of virgin iron ore is reduced. Further, when recycled metal is used instead of iron ore for new steel production, air and water pollution generated by the production process decreases and energy demand is reduced. Currently, almost half of domestic steel and much of foreign-based steel is produced using scrap in the electric arc furnace process.
     Non-Ferrous Scrap Industry. We also sort, process and package non-ferrous metals, which include aluminum, copper, stainless steel, brass, nickel-based alloys and high-temperature alloys, using similar techniques and through application of our technologies. The geographic markets for non-ferrous scrap tend to be larger than those for ferrous scrap due to the higher unit selling prices of non-ferrous metals, which justify the cost of shipping over greater distances. Non-ferrous scrap is sold under multi-load commitments or on a single-load spot basis, either mill-direct or through brokers, to intermediate or end-users which include smelters, foundries and aluminum sheet and ingot manufacturers. Secondary smelters, utilizing processed non-ferrous scrap as raw material, can produce non-ferrous metals at a lower cost than primary smelters producing such metals from ore. This is due to the significant savings in energy consumption, environmental compliance, and labor costs enjoyed by the secondary smelters. These cost advantages, and the long lead-time necessary to construct new non-ferrous primary smelting facilities, have generally resulted in sustained demand and strong prices for processed non-ferrous scrap during periods of high demand for finished non-ferrous metal products.

Lead Fabrication
     Through five physical operations located in four states, we consume approximately 80 million pounds of lead metal per year that are utilized in more than one hundred different base products. Our products are sold nationally into diverse industries such as roofing, plumbing, radiation shielding, electronic solders, ammunition, automotive, Department of Defense contractors, and others.
     Our Lead Fabrication and Recycling segment has production facilities in the following locations:
▪	Birmingham, Alabama

▪	Granite City, Illinois

▪	Carson City, Nevada

▪	Healdsburg, California

▪	Ontario, California
     Our sales are concentrated within four main product lines: sheet lead, shot, extruded strip lead, and cast lead. Sheet lead is produced in various sizes, thicknesses, and alloys based upon customer requirements. Sheets are rolled to various thicknesses, cut to customer specifications and shipped to roof flashing manufacturers, fabricators of radiation shielding, sound attenuation and roofing contractors and other users. Shot is produced and sold nationwide primarily to the recreational re-load market under the Lawrence and West Coast Shot brands. We also sell shot to cartridge manufacturers and industrial consumers. Shot is produced in several lead alloys and sizes. Strip lead is produced in rolls of various widths and lengths. Strip lead is used primarily in the roofing industry. Cast lead is typically sold in pig, ingot, brick and rectangular form. Extruded wire and bar are used in plumbing applications, stained glass production, the electronics industry and the radiation shielding industry. Extruded pipe is used in the plumbing and roofing industries. Extruded products are available in flats, rounds, stars, pipe, and custom designed configurations. Other lead products include roof flashings, lead wool, anodes and babbitt.
CORPORATE INFORMATION
     Metalico was originally organized as a Delaware corporation in 1997. In 1999 the original Metalico was merged into a Colorado corporation. Later that year, the surviving Colorado corporation was merged into a newly organized Delaware corporation named Metalico, Inc., which continues today as our holding company. Our common stock began trading on the American Stock Exchange on March 15, 2005 under the symbol “MEA.”
     Our principal executive offices are located at 186 North Avenue East, Cranford, New Jersey 07016, and our telephone number is (908) 497-9610. We maintain an Internet website at http://www.metalico.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

RECENT DEVELOPMENTS
Acquisitions
     Tranzact Corporation. On June 1, 2007, Metalico announced the purchase of Tranzact Corporation, a recycler of molybdenum, tantalum and tungsten scrap (“Tranzact”). Tranzact is located in Quarryville, Pennsylvania, where its metal warehousing, processing and trading operations are housed. Its operations are characterized by low unit volumes purchased and sold, but with high dollar value transactions.
     Molybdenum, Tranzact’s primary commodity, is used in the vacuum and air-melting of super alloys and corrosion and wear-resistant alloys and steels, where it contributes to strength, “hot hardness” and corrosion resistance. Tungsten, another of Tranzact’s commodities, has applications similar to molybdenum, as well as use in tungsten carbide for wear applications. Tungsten is also used extensively in electronic products and in high-speed tool steels.
     Tranzact focuses on effectively sourcing, sorting, certifying and assuring that scrap metal meets its quality control requirements and those of its consumers before metals are shipped. It principally generates scrap from world class industrial corporations located in the U.S. and abroad and sells to a diverse group of consumers.
     Annaco, Inc. On July 3, 2007, Metalico announced the purchase of the operating assets of Annaco, Inc., a major scrap metal recycling concern (“Annaco”). Annaco, located in Akron, Ohio, is one of the largest motor block processors in the country and is a major regional provider of ferrous and non-ferrous scrap.
     Metalico purchased substantially all of the operating assets of Annaco and interests in the real property used by Annaco in its business. Metalico Akron, Inc. (“Metalico Akron”), a subsidiary, acquired Annaco’s operating assets while another subsidiary, Metalico Akron Realty, Inc., purchased the equity interests of the entities owning the real property from affiliates of Annaco and its stockholders. Metalico Akron will also make an annual payment to Annaco for the fiscal years 2007, 2008, and 2009 (any payment for 2007 to be prorated) if the acquired assets perform over a predetermined income level during such periods. Metalico Akron is retaining all of Annaco’s employees.
     Totalcat Group, Inc. On July 10, 2007, Metalico closed the purchase of 82.5% of the outstanding capital stock of Totalcat. Both Metalico and the Totalcat stockholders have rights to require the sale of the remaining Totalcat stock to Metalico at a future date at a price determined in accordance with a formula set forth in the governing Stock Purchase Agreement.
     Totalcat operates three primary lines of business. Its Federal Autocat subsidiary recovers platinum group metals from scrap ceramic and metallic substrate catalytic converters. Through HyperCat Advanced Catalyst Products™ it manufactures innovative emission control products for the emerging specialty catalytic device market utilizing proprietary nanotechnology. Another HyperCat entity is developing proprietary technology for the cleaning and recycling of diesel particulate filters. Totalcat also has operations in West Goshen, Pennsylvania.
Sale of Unregistered Securities
     On June 21, 2007, we entered into a Securities Purchase Agreement pursuant to which we agreed to issue to certain institutional investors 5,245,999 shares of common stock, at a purchase price of $7.00 per share, for gross proceeds of approximately $36.7 million. Net proceeds to us from the sale of the shares were approximately $34.6 million, after deducting the placement agent’s fee and transaction expenses. We closed the transaction on June 27, 2007.

     In connection with the financing, we entered into a Registration Rights Agreement, under which we agreed to file a Registration Statement with the Securities and Exchange Commission, or SEC, for the resale of the shares of common stock sold in the private placement on or prior to the 30th calendar day following the closing date. Pursuant to the Registration Rights Agreement, we have agreed to use our commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as soon as practicable but in no event later than the earlier of (i) the 90th calendar day following the closing date; provided, that, if the SEC reviews and has written comments to the Registration Statement, then the 120th calendar day following the closing date, and (ii) the fifth trading day following the date on which we are notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments. We have also agreed to use our commercially reasonable efforts to keep the Registration Statement continuously effective under the Securities Act of 1933, as amended, until the earlier of (i) such time as all of the shares covered by the Registration Statement have been publicly sold, or (ii) the date that all of the shares covered by the Registration Statement may be sold by non-affiliates without volume restrictions pursuant to Rule 144(k) promulgated by the SEC pursuant to the Securities Act. Failure to file the Registration Statement in a timely manner will result in payment by us to the purchasers of liquidated damages equal to 1.0% of their purchase price per month, prorated for any period of less than one month and subject to a cap of 10.0% of the purchase price paid by each purchaser. Such penalties are also payable in the event that the Registration Statement has not been declared effective within certain time periods or if sales cannot be made pursuant to the Registration Statement following its effectiveness, each as described in the Registration Rights Agreement.
Indebtedness
     On July 3, 2007, we entered into a Financing Agreement with Ableco Finance, LLC (“Ableco”) for two term loans in the respective amounts of up to $32 million and $18 million, both maturing in six years. Our obligations under the Financing Agreement are guaranteed by certain of our subsidiaries. Each loan bears interest at (a) (i) the greater of 7.5% per annum and the “Reference Rate” (a rate determined by reference to the prime rate) plus (ii) 3.5% or (b) at our election, the current LIBOR rate plus 6.5%. Pursuant to the Financing Agreement, we will be subject to certain operating covenants and will be restricted from, among other things, paying dividends and entering into certain transactions without the prior consent of Ableco and other lenders party to the agreement from time to time. In addition, the Financing Agreement contains certain financial covenants, including leverage ratio, debt-to-EBITDA ratio, fixed charge coverage ratio, and capital expenditure covenants. Obligations under the Financing Agreement are secured by substantially all of our assets. Liens in favor of Ableco are subordinate to liens in favor of Foothill provided under the loan agreement described in the next paragraph.
     On July 3, 2007, we entered into an Amended and Restated Loan and Security Agreement (the “Loan Agreement”) with Wells Fargo Foothill, Inc. (“Foothill”), replacing our prior loan agreement with the same lender. The new six-year facility consists of senior secured credit facilities in the aggregate amount of $85 million, including a $63 million revolving line of credit, an $8 million machinery and equipment Term A loan facility, a $2 million capital expenditure Term B loan facility, and a $12 million equipment finance Term C loan facility. The revolving line bears interest at the “Base Rate” (a rate determined by reference to the prime rate) plus .25% or, at our election, the current LIBOR rate plus 2%. Each of the Term loans A and B bears interest at the Base Rate plus .5% or, at our election, the current LIBOR rate plus 2.25%. The Term C loan facility bears interest at the Base Rate plus .25% or, at our election, the current LIBOR rate plus 2.25%. We also have the right to request an increase in the aggregate principal amount of the credit facilities of an additional $15 million, subject to increased commitments from the lenders party to the Loan Agreement from time to time. Pursuant to the Loan Agreement, we will be subject to certain operating covenants and will be restricted from, among other things, paying cash dividends, repurchasing our common stock over certain stated thresholds, and entering into certain transactions without the prior consent of Foothill and other lenders party to the Loan Agreement from time to time. In addition, the Loan Agreement contains certain financial covenants, including minimum EBITDA, fixed charge coverage ratio, and capital expenditure covenants. Obligations under the Loan Agreement are secured by substantially all of our assets.
SUMMARY OF OFFERING

Common Stock Offered by Selling Stockholders:	5,245,999 shares

Common Stock Issued and Outstanding as of July 20, 2007:	31,583,372 shares

Use of Proceeds:	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

American Stock Exchange Symbol:	MEA

RISK FACTORS
     You should consider carefully the following risk factors in evaluating us, our business and an investment in our securities. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of our securities to decline, which in turn could cause you to lose all or a part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.
Risks Relating To Our Business
Prices of commodities we own may be volatile, which may adversely affect our operating results and financial condition.
     Although we seek to turn over our inventory of raw or processed scrap metals as rapidly as possible, we are exposed to commodity price risk during the period that we have title to products that are held in inventory for processing and/or resale. Prices of commodities, including scrap metals, can be volatile due to numerous factors beyond our control, including:
▪	general domestic and global economic conditions, including metal market conditions;

▪	competition;

▪	the financial condition of our major suppliers and consumers;

▪	the availability of imported finished metal products;

▪	international demand for U.S. scrap;

▪	the availability and relative pricing of scrap metal substitutes;

▪	import duties and tariffs;

▪	currency exchange rates; and

▪	domestic and international labor costs.
     Although we have historically attempted to raise the selling prices of our lead fabrication and scrap recycling products in response to an increasing price environment, competitive conditions may limit our ability to pass on price increases to our consumers. Specific to scrap recycling, in a decreasing price environment, we may not have the ability to fully recoup the cost of raw scrap we process and sell to our consumers.
     The volatile nature of metal commodity prices makes it difficult for us to predict future revenue trends as shifting international and domestic demand can significantly impact the prices of our products and effect anticipated future results. Most of our consumers purchase processed non-ferrous scrap according to a negotiated spot sales contract that establishes the price and quantity purchased for the month. We do not use futures contracts to hedge prices for our products. This volatility, and the resulting unpredictability of revenues and costs, can adversely and materially affect our operating margins and other results of operations.

The profitability of our scrap recycling operations depends, in part, on the availability of an adequate source of supply.
     We depend on scrap for our operations and acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metals to us. In periods of low industry prices, suppliers may elect to hold scrap waiting for higher prices. In addition, a slowdown in industrial production in the U.S. could reduce the supply of industrial scrap metal available to us. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operations and financial condition would be materially and adversely affected.
The cyclicality of our industry could negatively affect our sales volume and revenues.
     The operating results of the scrap metals recycling industry in general, and our operations specifically, are highly cyclical in nature. They tend to reflect and be amplified by general economic conditions, both domestically and internationally. Historically, in periods of national recession or periods of slowing economic growth, the operating results of scrap metals recycling companies have been materially and adversely affected. For example, during recessions or periods of slowing economic growth, the automobile and the construction industries typically experience major cutbacks in production, resulting in decreased demand for steel, copper and aluminum. This leads to significant fluctuations in demand and pricing for our products. Economic downturns in the national and international economy would likely materially and adversely affect our results of operations and financial condition. Our ability to withstand significant economic downturns in the future will depend in part on our levels of debt and equity capital, operating flexibility and access to liquidity.
The volatility of the import and export markets may adversely affect our operating results and financial condition.
     Our business may be adversely affected by increases in steel imports into the United States which will generally have an adverse impact on domestic steel production and a corresponding adverse impact on the demand for scrap metals domestically. Our operating results could also be negatively affected by strengthening or weakening in the U.S. Dollar. For example, beginning in July 1998, the domestic steel industry and, in turn, the metals recycling industry suffered a dramatic and precipitous collapse, resulting in a significant decline in the price and demand for scrap metals. The decline in the steel and scrap metal sectors was the result, in large part, of the increase in steel imports flowing into the United States during the last six months of 1998. Our results of operations were adversely impacted by reduced steel production in the United States during fiscal 1999. Export markets, including Asia and in particular China, are important to the scrap metal recycling industry. Weakness in economic conditions in Asia and, in particular slowing growth in China, could negatively affect us.
The high cost of lead may impact our ability to sell product.
     Additional increases in the cost of lead could reduce the demand for lead products by making nonlead-bearing alternatives more cost attractive. Changing lead markets may impact our ability to secure the volume of raw materials needed at pricing considered sustainable before driving consumers to substitute products. Our lead fabrication facilities may be adversely impacted by increases or decreases in lead pricing. Disruptions in domestic or foreign lead refining capacity could impact our ability to secure enough raw material to meet production requirements.

Our existing indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.
     As of March 31, 2007, we had $20.4 million of total debt outstanding, before the application of cash and cash equivalents of $0.8 million available for repayment of such indebtedness. We also had an additional $8.8 million of cash that is restricted for investment by and general working capital needs of Beacon Energy Corp., a 50.6% owned subsidiary formerly known as AgriFuel Co. Subject to certain restrictions, exceptions and financial tests set forth in certain of our debt instruments, we may incur additional indebtedness in the future. We anticipate our debt service payment obligations during the next twelve months, to be approximately $7.6 million, comprised of principal coming due within the next twelve months of $5.9 million plus interest of $1.7 million. As of March 31, 2007, approximately $13.8 million of our debt accrued interest at variable rates. We may experience material increases in our interest expense as a result of increases in general interest rate levels. Based on actual amounts outstanding as of March 31, 2007, if the interest rate on our variable rate debt were to increase by 1%, our annual debt service payment obligations would increase by approximately $138,000. The degree to which we are leveraged could have important negative consequences to the holders of our securities, including the following:
▪	a substantial portion of our cash flow from operations will be needed to pay debt service and will not be available to fund future operations;

▪	our ability to obtain additional future financing for acquisitions, capital expenditures, working capital or general corporate purposes could be limited;

▪	we have increased vulnerability to adverse general economic and metals recycling industry conditions; and

▪	we are vulnerable to higher interest rates because interest expense on borrowings under our credit agreement is based on margins over a variable base rate.
Our indebtedness contains covenants that restrict our ability to engage in certain transactions and failure to comply with the terms of such indebtedness could result in a default that could have material adverse consequences for us.
     Under our senior financing agreements, we are required to satisfy specified financial covenants, including minimum EBITDA covenants and maximum capital expenditure covenants. Although we are currently in compliance with the covenants and satisfy our financial tests, we have in the past been in technical default under our loan facilities, all of which had been waived. Our ability to comply with these specified financial covenants may be affected by general economic conditions, industry conditions, market fluctuations in metal prices, and other events beyond our control. Our breach of any of the covenants contained in the agreements governing our indebtedness, including our loan agreements, could result in a default under such agreements. In the event of a default, a lender could elect not to make additional loans to us and to declare all amounts borrowed by us, together with accrued interest, to be due and payable. In the event that this occurs, we would likely be unable to repay all such accelerated indebtedness.
We may not generate sufficient cash flow to service all of our debt obligations.
     Our ability to make payments on our indebtedness and to fund our operations depends on our ability to generate cash in the future. Our future operating performance is subject to market conditions and business factors that are beyond our control. We might not be able to generate sufficient cash flow to pay the principal and interest on our debt. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. The terms of our debt might not allow for these alternative measures, and such measures might not satisfy our scheduled debt service obligations. In addition, in the event that we are required to dispose of material assets or restructure or refinance our debt to meet our debt obligations, we cannot assure you as to the terms of any such transaction or how quickly such transaction could be completed.
We may seek to make acquisitions that prove unsuccessful or strain or divert our resources.
     We continuously evaluate potential acquisitions. We may not be able to complete any acquisitions on favorable terms or at all.
     Acquisitions present risks that could materially and adversely affect our business and financial performance, including:
▪	the diversion of our management’s attention from our everyday business activities;

▪	the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business; and

▪	the need to expand management, administration, and operational systems.
     If we make such acquisitions we cannot predict whether:
▪	we will be able to successfully integrate the operations and personnel of any new businesses into our business;

▪	we will realize any anticipated benefits of completed acquisitions; or

▪	there will be substantial unanticipated costs associated with acquisitions, including potential costs associated with environmental liabilities undiscovered at the time of acquisition.
     In addition, future acquisitions by us may result in:
▪	potentially dilutive issuances of our equity securities;

▪	the incurrence of additional debt;

▪	restructuring charges; and

▪	the recognition of significant charges for depreciation and amortization related to intangible assets.
     We may in the future make investments in or acquire companies or commence operations in businesses and industries that are outside of those areas that we have operated historically. We cannot assure that we will be successful in managing any new business. If these investments, acquisitions or arrangements are not successful, our earnings could be materially adversely affected by increased expenses and decreased revenues.

An impairment in the carrying value of goodwill or other acquired intangibles could negatively affect our operating results and net worth.
     The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of trademarks, trade names and other acquired intangibles as of the acquisition date. Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by our management at least annually for impairment. If carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Events and conditions that could result in impairment include changes in the industries in which we operate, as well as competition, a significant product liability or environmental claim, or other factors leading to reduction in expected sales or profitability. If the value of goodwill or other acquired intangibles is impaired, our earnings and net worth could be adversely affected.
We intend to develop “greenfield” projects which are subject to risks commonly associated with such projects.
     We intend to develop “greenfield” projects, either on our own or through joint ventures. There are risks commonly associated with the start-up of such projects which could result in operating difficulties or delays in the start-up period and may cause us not to achieve our planned production, timing, quality, environmental or cost projections, which could have a material adverse effect on our results of operations, financial condition and cash flows. These risks include, without limitation, difficulties in obtaining permits, equipment failures or damage, errors or miscalculations in engineering, design specifications or equipment manufacturing, faulty construction or workmanship, defective equipment or installation, human error, industrial accidents, weather conditions, failure to comply with environmental and other permits, and complex integration of processes and equipment.
The markets in which we operate are highly competitive. Competitive pressures from existing and new companies could have a material adverse effect on our financial condition and results of operations.
     The markets for scrap metal are highly competitive, both in the purchase of raw scrap and the sale of processed scrap. We compete to purchase raw scrap with numerous independent recyclers, large public scrap processors and smaller scrap companies. Successful procurement of materials is determined primarily by the price and promptness of payment for the raw scrap and the proximity of the processing facility to the source of the unprocessed scrap. We occasionally face competition for purchases of unprocessed scrap from producers of steel products, such as integrated steel mills and mini-mills, which have vertically integrated their operations by entering the scrap metal recycling business. Many of these producers have substantially greater financial, marketing and other resources. If we are unable to compete with these other companies in procuring raw scrap, our operating costs could increase.
     We compete in a global market with regard to the sale of processed scrap. Competition for sales of processed scrap is based primarily on the price, quantity and quality of the scrap metals, as well as the level of service provided in terms of consistency of quality, reliability and timing of delivery. To the extent that one or more of our competitors becomes more successful with respect to any key factor, our ability to attract and retain consumers could be materially and adversely affected. Our scrap metal processing operations also face competition from substitutes for prepared ferrous scrap, such as pre-reduced iron pellets, hot briquetted iron, pig iron, iron carbide and other forms of processed iron. The availability of substitutes for ferrous scrap could result in a decreased demand for processed ferrous scrap, which could result in lower prices for such products.
     Our lead fabrication operations compete against one fabricator of similar products in the Southwest who distributes nationally, and several smaller regional producers of competing products across much of our product line. To a lesser extent, we also compete against products imported from Central and South America, Canada, Europe and Asia. To the extent that one or more of our competitors becomes more successful with respect to any key factor, or new competition enters our markets, our ability to attract and retain consumers could be materially and adversely affected.
Unanticipated disruptions in our operations or slowdowns by our shipping companies could adversely affect our ability to deliver our products, which could materially and adversely affect our revenues and our relationship with our consumers.
     Our ability to process and fulfill orders and manage inventory depends on the efficient and uninterrupted operation of our facilities. In addition, our products are usually transported to consumers by third-party truck and rail carriers. As a result, we rely on the timely and uninterrupted performance of third party shipping companies and dock workers. Any interruption in our operations or interruption or delay in transportation services could cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused or result in higher transportation costs. As a result, our relationships with our consumers and our revenues and results of operations and financial condition could be materially and adversely affected.
Our operations consume large amounts of electricity and natural gas, and shortages, supply disruptions or substantial increases in the price of electricity and natural gas could adversely affect our business.
     The successful operation of our facilities depends on an uninterrupted supply of electricity. Accordingly, we are at risk in the event of an energy disruption. The electricity industry has been adversely affected by shortages in regions outside of the locations of our facilities. Prolonged black-outs or brown-outs or disruptions caused by natural disasters such as hurricanes would substantially disrupt our production. Any such disruptions could materially and adversely affect our operating results and financial condition. Electricity prices have become more volatile with substantial increases over the past year. Additional prolonged substantial increases would have an adverse effect on the costs of operating our facilities and would negatively impact our gross margins unless we were able to fully pass through the additional expense to our consumers.
     We depend on an uninterrupted supply of natural gas in our de-ox and lead fabrication facilities. Supply for natural gas depends primarily upon the number of producing natural gas wells, wells being drilled, completed and re-worked, the depth and drilling conditions of these wells and access to dependable methods of delivery. The level of these activities is primarily dependent on current and anticipated natural gas prices. Many factors, such as the supply and demand for natural gas, general economic conditions, political instability or armed conflict in worldwide natural gas producing regions and global weather patterns including natural disasters such as hurricanes affect these prices. Natural gas prices have become very volatile. Additional prolonged substantial increases would have an adverse effect on the costs of operating our facilities and would negatively impact our gross margins unless we were able to fully pass through the additional expense to our consumers. We purchase most of our electricity and natural gas requirements in local markets for relatively short periods of time. As a result, fluctuations in energy prices can have a material adverse effect on the costs of operating our facilities and our operating margins and cash flow.

The loss of any member of our senior management team or a significant number of our managers could have a material adverse effect on our ability to manage our business.
     Our operations depend heavily on the skills and efforts of our senior management team, including Carlos E. Agüero, our Chairman, President and Chief Executive Officer, Michael J. Drury, our Executive Vice-President, and the other employees who constitute our executive management team. In addition, we rely substantially on the experience of the management of our subsidiaries with regard to day-to-day operations. We have long-term employment agreements with Messrs. Agüero and Drury and certain other members of our management team. However, there can be no assurance that we will be able to retain the services of any of these individuals. We face intense competition for qualified personnel, and many of our competitors have greater resources than we have to hire qualified personnel. The loss of any member of our senior management team or a significant number of managers could have a material adverse effect on our ability to manage our business. We carry key man life insurance for Carlos E. Agüero.
The concentration of our consumers and our exposure to credit risk could have a material adverse effect on our results of operations and financial condition.
     Sales to our ten largest consumers represented approximately 29.0% of consolidated net sales for the year ended December 31, 2006 and 27.2% of consolidated net sales for the year ended December 31, 2005. Sales to our largest consumer represented approximately 6.5% of consolidated net sales for the year ended December 31, 2006, and 6.7% of consolidated net sales for the year ended December 31, 2005. In connection with the sale of our products, we generally do not require collateral as security for consumer receivables. We have significant balances owing from some consumers that operate in cyclical industries and under leveraged conditions that may impair the collectibility of those receivables. The loss of a significant consumer or our inability to collect accounts receivable would negatively impact our revenues and profitability and could materially and adversely affect our results of operations and financial condition.
A significant increase in the use of scrap metal alternatives by current consumers of processed scrap metals could reduce demand for our products.
     During periods of high demand for scrap metals, tightness can develop in the supply and demand balance for ferrous scrap. The relative scarcity of ferrous scrap, particularly the “cleaner” grades, and its high price during such periods have created opportunities for producers of alternatives to scrap metals, such as pig iron and direct reduced iron pellets, to offer their products to our consumers. Although these alternatives have not been a major factor in the industry to date, the use of alternatives to scrap metals may proliferate in the future if the prices for scrap metals rise or if the levels of available unprepared ferrous scrap decrease. As a result, we may be subject to increased competition which could adversely affect our revenues and materially and adversely affect our operating results and financial condition.
Our operations are subject to stringent regulations, particularly under applicable environmental laws, which could subject us to increased costs.
     The nature of our business and previous operations by others at facilities owned or operated by us make us subject to significant government regulation, including stringent environmental laws and regulations. Among other things, these laws and regulations impose comprehensive statutory and regulatory requirements concerning, among other matters, the treatment, acceptance, identification, storage, handling, transportation and disposal of industrial by-products, hazardous and solid waste materials, waste water, storm water effluent, air emissions, soil contamination, surface and ground water pollution, employee health and safety, operating permit standards, monitoring and spill containment requirements, zoning, and land use, among others. Various laws and regulations set prohibitions or limits on the release of contaminants into the environment. Such laws and regulations also require permits to be obtained and manifests to be completed and delivered in connection with the operations of our businesses, and in connection with any shipment of prescribed materials so that the movement and disposal of such material can be traced and the persons responsible for any mishandling of such material can be identified. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. Violation of such laws and regulations may and do give rise to significant liability, including fines, damages, fees and expenses, and closure of a site. Generally, the governmental authorities are empowered to act to clean up and remediate releases and environmental damage and to charge the costs of such cleanup to one or more of the owners of the property, the person responsible for the release, the generator of the contaminant and certain other parties or to direct the responsible party to take such action. These authorities may also impose a penalty or other liens to secure the parties’ reimbursement obligations.
     Environmental legislation and regulations have changed rapidly in recent years, and it is possible that we will be subject to even more stringent environmental standards in the future. For these reasons, future capital expenditures for environmental control facilities cannot be predicted with accuracy; however, if environmental control standards become more stringent, our compliance expenditures could increase substantially. Due to the nature of our lead fabrication and scrap metal recycling businesses, it is likely that inquiries or claims based upon environmental laws may be made in the future by governmental bodies or individuals against us and any other scrap metal recycling entities that we may acquire. The location of some of our facilities in urban areas may increase the risk of scrutiny and claims. We cannot predict whether any such future inquiries or claims will in fact arise or the outcome of such matters. Additionally, it is not possible to predict the amounts of all capital expenditures or of any increases in operating costs or other expenses that we may incur to comply with applicable environmental requirements, or whether these costs can be passed on to consumers through product price increases.
     Moreover, environmental legislation has been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken but that have been found to affect the environment and to create public rights of action for environmental conditions and activities. As is the case with lead fabrication and scrap metal recycling businesses in general, if damage to persons or the environment has been caused, or is in the future caused, by hazardous materials activities of us or our predecessors, we may be fined and held liable for such damage. In addition, we may be required to remedy such conditions and/or change procedures. Thus, liabilities, expenditures, fines and penalties associated with environmental laws and regulations might be imposed on us in the future, and such liabilities, expenditures, fines or penalties might have a material adverse effect on our results of operations and financial condition.
     We are subject to potential liability and may also be required from time to time to clean up or take certain remedial action with regard to sites currently or formerly used in connection with our operations. Furthermore, we may be required to pay for all or a portion of the costs to clean up or remediate sites we never owned or on which we never operated if we are found to have arranged for transportation, treatment or disposal of pollutants or hazardous or toxic substances on or to such sites. We are also subject to potential liability for environmental damage that our assets or operations may cause nearby landowners, particularly as a result of any contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations. Any substantial liability for environmental damage could materially adversely affect our operating results and financial condition, and could materially adversely affect the marketability and price of our stock.
     Certain of our sites are contaminated, and we are responsible for certain off-site contamination as well. Such sites may require investigation, monitoring and remediation. The existence of such contamination may result in federal, state, local and/or private enforcement or cost recovery actions against us, possibly resulting in disruption of our operations, and/or substantial fines, penalties, damages, costs and expenses being imposed against us. We expect to require future cash outlays as we incur costs relating to the remediation of environmental liabilities and post-remediation compliance. These costs may have a material adverse effect on our results of operations and financial condition.
     Environmental impairment liability insurance, which we only carry on our scrap processing facility in Syracuse for conditions existing there prior to our purchase of the property, is prohibitively expensive and limited in the scope of its coverage. Our general liability insurance policies in most cases do not cover environmental damage. If we incur significant liability for environmental damage not covered by insurance; or for which we have not adequately reserved; or for which we are not adequately indemnified by third parties; our results of operations and financial condition could be materially adversely affected.
     In the past we have upon occasion been found not to be in compliance with certain environmental laws and regulations, and have incurred fines associated with such violations which have not been material in amount. We may in the future incur additional fines associated with similar violations. We have also paid some or all of the costs of certain remediation actions at certain sites. On occasion these costs have been material. Material fines, penalties, damages and expenses resulting from additional compliance issues and liabilities might be imposed on us in the future.
     Due diligence reviews in connection with our acquisitions to date and environmental assessments of our operating sites conducted by independent environmental consulting firms have revealed that some soil, surface water and/or groundwater contamination, including various metals, arsenic, petrochemical byproducts, waste oils, and volatile organic compounds, is present at certain of our operating sites. Based on our review of these reports, we believe that it is possible that migratory contamination at varying levels may exist at some of our sites, and we anticipate that some of our sites could require investigation, monitoring and remediation in the future. Moreover, the costs of such remediation could be material. The existence of contamination at some of our facilities could adversely affect our ability to sell these properties if we choose to sell such properties, and, may generally require us to incur significant costs to take advantage of any future selling opportunities.
     We believe that we are currently in material compliance with applicable statutes and regulations governing the protection of human health and the environment, including employee health and safety. We can give no assurance, however, that we will continue to be in compliance or to avoid material fines, penalties and expenses associated with compliance issues in the future.
If negotiations with the representatives of the unions to which some of our employees belong are not successful, or if more of our employees become members of unions, our operations could be subject to interruptions, which could adversely affect our results of operations and cash flow.
     As of June 30, 2007, approximately 44 of our active employees, all located at our facility in Granite City, Illinois, were represented by the United Steelworkers of America. Our agreement with that union expires on March 15, 2008. Upon our acquisition of the operating assets of Annaco, Inc., on July 3, 2007, we added approximately 41 active employees in Akron, Ohio, who were represented by UNITE Here 463. Our assumed agreement with that union expires on June 25, 2008. Although we are not aware at this time of any current attempts to organize other employees of ours, our employees may organize in the future. If we are unable to successfully renegotiate the terms of any contract governing our employees currently or in the future or if we experience any extended interruption of operations at any of our facilities as a result of strikes or other work stoppages, our results of operations and cash flows could be materially and adversely affected.

Our operations present significant risk of injury or death. We may be subject to claims that are not covered by or exceed our insurance.
     Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Administration (“OSHA”), which has from time to time levied fines against us for certain isolated incidents. While we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future. These types of incidents may not be covered by or may exceed our insurance coverage and may have a material adverse effect on our results of operations and financial condition.
Our business is seasonal and affected by weather conditions, which could have an adverse effect on our revenues and operating results.
     Both of our business segments generally experience seasonal slowness in the months of July and December, as consumers tend to reduce production and inventories. In addition, periodic maintenance shutdowns or labor disruptions at our larger consumers may have an adverse impact on our operations. Our operations can also be adversely affected by periods of inclement weather, particularly during the winter and during the hurricane season in the Southeast region of the United States, which can adversely impact industrial and construction activity as well as transportation and logistics.
Risks Relating To Our Common Stock
We do not expect to pay any dividends for the foreseeable future. Our stockholders may never obtain a return on their investment.
     We have never declared or paid dividends on our common stock, and we do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all our earnings, if any, in the foreseeable future will be used to finance the operation and growth of our business. In addition, our ability to pay dividends to holders of our capital stock is limited by our senior secured credit facility. Any future determination to pay dividends on our common stock is subject to the discretion of our Board of Directors and will depend upon various factors, including, without limitation, our results of operations and financial condition. In addition, at this time our senior secured credit facility prohibits the payment of dividends.
Our certificate of incorporation, our bylaws, and Delaware law contain provisions that could discourage a change in control.
     Some provisions of our certificate of incorporation and bylaws, as well as Delaware law, may be deemed to have an anti-takeover effect or may delay or make more difficult an acquisition or change in control not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change in control, although such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management team without the concurrence of our board of directors.

We will incur significant increased costs in order to assess our internal controls over financial reporting and our internal controls over financial reporting may be found to be deficient.
     Section 404 of the Sarbanes-Oxley Act of 2002 requires management to assess its internal controls over financial reporting and requires auditors to attest to that assessment. Current regulations of the Securities and Exchange Commission, or SEC, will require us to include this assessment and attestation in our Annual Report on Form 10-K commencing with the annual report for our fiscal year ended December 31, 2007.
     We will incur significant increased costs in implementing and responding to the new requirements. In particular, the rules governing the standards that must be met for management to assess its internal controls over financial reporting under Section 404 are complex and require significant documentation, testing and possible remediation. Our process of reviewing, documenting and testing our internal controls over financial reporting may cause a significant strain on our management, information systems and resources. We may have to invest in additional accounting and software systems. We will be required to hire additional personnel and to use outside legal, accounting and advisory services. In addition, we will incur additional fees from our auditors as they perform the additional services necessary for them to provide their attestation. If we are unable to favorably assess the effectiveness of our internal control over financial reporting when we are required to, we may be required to change our internal control over financial reporting to remediate deficiencies. In addition, investors may lose confidence in the reliability of our financial statements causing our stock price to decline.
There has been a limited established public trading market for our common stock, and we cannot guarantee that our stock price will not decline.
     Our common stock began trading on the American Stock Exchange on March 15, 2005 under the symbol “MEA.” We thus have a limited history of public market trading for our common stock. We cannot predict the price at which our common stock will trade. The price at which our common stock trades may fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including our financial results, developments generally affecting our industries, the performance of each of our business segments, our capital structure (including the amount of our indebtedness), general economic, industry and market conditions, the depth and liquidity of the market for our common stock, fluctuations in metal prices, investor perceptions of our business and us, reports by industry analysts, negative announcements by our customers, competitors or suppliers regarding their own performances, and the impact of other Risk Factors discussed in this prospectus.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements regarding our future performance. All forward-looking information is inherently uncertain and actual results may differ materially from assumptions, estimates or expectations reflected or contained in the forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. With respect to the forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
     These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise.
USE OF PROCEEDS
     We are registering these shares pursuant to registration rights granted to the Selling Stockholders. We are not selling any securities under this prospectus and will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the Selling Stockholders.
     We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The Selling Stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of such shares of our common stock.
SELLING STOCKHOLDERS
     This prospectus relates to the possible resale or other disposition by the Selling Stockholders of 5,245,999 shares of common stock that we sold in a private placement. The shares listed below were acquired by the Selling Stockholders pursuant to a Securities Purchase Agreement, dated June 21, 2007, between each Selling Stockholder and us. As part of the transaction, we entered into a Registration Rights Agreement, which contains a covenant by us to register the resale of the shares being purchased thereunder pursuant to a registration statement on Form S-3. The shares of our common stock held by the Selling Stockholders are being registered for resale by the Selling Stockholders from time to time. See “Plan of Distribution.” The sale by us and purchase by the Selling Stockholders of the shares listed below was completed on June 27, 2007.
     The following table lists the Selling Stockholders and presents certain information regarding their beneficial ownership of our common stock as well as the number of shares of our common stock they may sell from time to time pursuant to this prospectus. This table is prepared based on information supplied to us by the Selling Stockholders, and reflects holdings as of July 20, 2007. As of July 20, 2007, 31,583,372 shares of our common stock were issued and outstanding. As used in this prospectus, the term “Selling Stockholders” includes the entities listed below and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from any of the Selling Stockholders as a gift, pledge or other transfer.
     The Selling Stockholders have not within the past three years had any position, office or other material relationship with our company.

		Shares		Percentage
	Shares Owned	Offered	Shares	of Shares
	Prior to	Pursuant to	Owned After	Owned After
Name and Address of Selling Stockholders	Offering	this Offering	Offering (1)	Offering (1)
Jana Piranha Master Fund, Ltd. (2) c/o Jana Partners LLC 200 Park Avenue Suite 3300 New York, NY 10166	2,142,857	2,142,857	—	—%

Enable Growth Partners LP (3) One Ferry Building Suite 255 San Francisco, CA 94111	607,143	607,143	—	—

Enable Opportunity Partners LP (4) One Ferry Building Suite 255 San Francisco, CA 94111	71,429	71,429	—	—

Pierce Diversified Strategy Master Fund LLC, Ena (5) One Ferry Building Suite 255 San Francisco, CA 94111	35,714	35,714	—	—

RBC Dexia Investors Services Bank (6) c/o Brown Brothers Harriman 140 Broadway New York, NY 10005	132,857	132,857	—	—

Parworld Environmental Opportunities (7) c/o BNP Paribas Securities Services Luxembourg 33, Rue de Gasperich Howard-Hesperange L-2085 Luxembourg	64,286	64,286	—	—

Nortrust Nominees Ltd Account: IEM01(8) c/o Cavendish Administration 145-157 St. John’s Street London EC1V 4RU	231,428	231,428	—	—

Capital Ventures International(9) c/o Heights Capital Management 101 California Street Suite 3250 San Francisco, CA 94111	357,143	357,143	—	—

		Shares		Percentage
	Shares Owned	Offered	Shares	of Shares
	Prior to	Pursuant to	Owned After	Owned After
Name and Address of Selling Stockholders	Offering	this Offering	Offering (1)	Offering (1)
Hudson Bay Fund LP (10) 120 Broadway 40th Floor New York, NY 10271	153,571	153,571	—	—

Hudson Bay Overseas Fund Ltd. (11) 120 Broadway 40th Floor New York, NY 10271	203,571	203,571	—	—

Second City Capital Partners I, LP (12) 2600-1075 W. Georgia Street Vancouver, BC V6E 3C9	200,000	200,000	—	—

Iroquois Master Fund Ltd (13) 641 Lexington Avenue 26th Floor New York, NY 10022	257,143	257,143	—	—

Heller Capital Investments (14) 700 East Palisade Avenue Englewood Cliffs, NJ 07632	146,000	146,000	—	—

Joyce Heller & Ronald I. Heller Co-Trustees for Ronald I. Heller Trust f/b/o Ronald I. Heller U/A 12-23-97 (15) 700 East Palisade Avenue Englewood Cliffs, NJ 07632	100,000	100,000	—	—

Aristeia International Limited (16) 136 Madison Avenue 3rd Floor New York, NY 10016	117,261	117,261	—	—

Aristeia Partners LP (17) 136 Madison Avenue 3rd Floor New York, NY 10016	15,392	15,392	—	—

Aristeia Special Investments Master LP (18) 136 Madison Avenue 3rd Floor New York, NY 10016	45,918	45,918	—	—

Lagunitas Partners LP (19) c/o Gruber & McBaine Capital Management 50 Osgood Place — Penthouse San Francisco, CA 94133	75,085	75,085	—	—

		Shares		Percentage
	Shares Owned	Offered	Shares	of Shares
	Prior to	Pursuant to	Owned After	Owned After
Name and Address of Selling Stockholders	Offering	this Offering	Offering (1)	Offering (1)
Gruber & McBaine International (20) c/o Gruber & McBaine Capital Management 50 Osgood Place — Penthouse San Francisco, CA 94133	17,200	17,200	—	—

Jon D & Linda W Gruber Trust (21) c/o Gruber & McBaine Capital Management 50 Osgood Place — Penthouse San Francisco, CA 94133	22,143	22,143	—	—

J Patterson McBaine c/o Gruber & McBaine Capital Management 50 Osgood Place — Penthouse San Francisco, CA 94133	7,000	7,000	—	—

Ardsley Partners Renewable Energy Fund LP (22) 262 Harbor Drive 4th Floor Stamford, CT 06902	84,000	84,000	—	—

Ardsley Renewable Energy Offshore Fund, Ltd.(23) 262 Harbor Drive 4th Floor Stamford, CT 06902	16,000	16,000	—	—

Midwood Capital Partners, L.P. (24) 575 Boylston Street 4th Floor Boston, MA 02116	30,582	30,582	—	—

Midwood Capital Partners QP, L.P. (25) 575 Boylston Street 4th Floor Boston, MA 02116	40,847	40,847	—	—

Telemark Fund LP (26) One International Place Suite 2401 Boston, MA 02110	221,429	71,429	150,000	*

*	Indicates ownership of less than 1%.

(1)	Assumes the sale of all of the shares offered by this prospectus.

(2)	The shares held by Jana Piranha Master Fund, Ltd. are indirectly beneficially owned by Jana Partners LLC, a Delaware limited liability company and a private money management firm which holds its common (2) stock in various accounts under its management and control. The principals of Jana Partners LLC are Barry Rosenstein and Gary Claar.

(3)	The control person of Enable Growth Partners LP is Mitch Levine, managing partner, who exercises sole voting and dispositive powers over these shares.

(4)	The control person of Enable Opportunity Partners LP is Mitch Levine, managing partner, who exercises sole voting and dispositive powers over these shares.

(5)	The control person of Pierce Diversified Strategy Master Fund LLC, Ena is Mitch Levine, managing partner, who exercises sole voting and dispositive powers over these shares.

(6)	RBC Dexia Investors Services Bank is the nominee registrant for the beneficial owner Impax Environmental Markets (Ireland) Fund.

(7)	BNP Paribas Securities Services Luxembourg is the nominee registrant for the beneficial owner Parworld Environmental Opportunities Fund.

(8)	Nortrust Nominees Ltd Account: IEM01 is the nominee registrant for the beneficial owner Impax Environmental Markets PLC.

(9)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The selling stockholder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(10)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund LP. The selling stockholder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(11)	Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund Ltd. The selling stockholder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(12)	Sam Belzberg, president of Second City Capital Partners I LP, has the power to vote and dispose of the common shares being registered on behalf of Second City Capital Partners I LP.

(13)	Joshua Silverman has voting and investment control over the securities held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of the securities held by Iroquois Master Fund Ltd.

(14)	Ronald I. Heller has investment power and voting control over the securities held by Heller Capital Investments. Mr. Heller disclaims beneficial ownership of these securities.

(15)	Voting and investment control over the securities beneficially owned by the trust is shared by Ronald I. Heller and Joyce Heller as co-trustees.

(16)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Tuner, Robert H. Lynch, Jr., Anthony Fraschella and William R. Techer. Kevin Tuner, Robert H. Lynch, Jr., Anthony Fraschella and William R. Techer have the power to direct the voting and the disposition of the securities held by Aristeia International Limited.

(17)	Aristeia Advisors LLC is the general partner for Aristeai Partners L.P. Aristeia Advisors LLC is jointly owned by Kevin Tuner, Robert H. Lynch, Jr., Anthony Fraschella and William R. Techer. Kevin Tuner, Robert H. Lynch, Jr., Anthony Fraschella and William R. Techer have the power to direct the voting and the disposition of the securities held by Aristeia Partners L.P.

(18)	Aristeia Advisors LLC is the general partner for Aristeia Special Investments Master LP. Aristeia Advisors LLC is jointly owned by Kevin Tuner, Robert H. Lynch, Jr., Anthony Fraschella and William R. Techer. Kevin Tuner, Robert H. Lynch, Jr., Anthony Fraschella and William R. Techer have the power to direct the voting and the disposition of the securities held by Aristeia Special Investments Master LP.

(19)	John D. Gruber and J. Patterson McBaine, in their capacity as managers of Gruber & McBaine Capital Management, the investment advisor to Lagunitas Partners, LP, have voting control and investment discretion over the shares owned by Lagunitas Partners, LP.

(20)	John D. Gruber and J. Patterson McBaine, in their capacity as managers of Gruber & McBaine Capital Management, the investment advisor to Gruber & McBaine International, have voting control and investment (20) discretion over the shares owned by Gruber & McBaine International.

(21)	The natural person with voting and investment decision power for the trust is Jon D. Gruber as trustee.

(22)	Mr. Steven D. Napoli, the managing partner of Ardsley Partners Renewable Energy Fund, L.P., exercises investment and voting power over the shares held by Ardsley Partners Renewable Energy Fund, L.P.

(23)	Mr. Steven D. Napoli, the managing director of Ardsley Renewable Energy Offshore Fund, Ltd., exercises investment and voting power over the shares held by Ardsley Renewable Energy Offshore Fund, Ltd.

(24)	Ross DeMont and David Cohen have dispositive and voting power for the shares held by Midwood Capital Partners, L.P.

(25)	Ross DeMont and David Cohen have dispositive and voting power for the shares held by Midwood Capital Partners QP, L.P.

(26)	Colin S. McNay has dispositive and voting power for the shares held by Telemark Fund LP.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock issued to the Selling Stockholders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The Selling Stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

     Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. If the Selling Stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.
     In connection with sales of the shares of common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the Selling Stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.
     The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The Selling Stockholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
     Each Selling Stockholder has informed the company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon the company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8.0%).
     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     There can be no assurance that any Selling Stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     The Selling Stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the Selling Stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The following documents are specifically incorporated by reference into this prospectus:
(1)	Our annual report on Form 10-K for the year ended December 31, 2006;

(2)	Our proxy statement on Schedule 14A for our annual meeting of stockholders held on May 22, 2007;

(3)	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007;

(4)	Our current reports on Form 8-K and Form 8-K/A filed with the SEC on February 28, 2007, March 21, 2007, May 8, 2007, May 10, 2007, June 1, 2007, June 4, 2007, June 22, 2007, June 28, 2007, June 29, 2007, July 3, 2007, July 5, 2007, July 6, July 10, 2007 and July 12, 2007;

(5)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (1) above;

(6)	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 10, 2005, including any amendments or reports filed for the purpose of updating that description; and

(7)	All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.
     We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no charge to the requester. The request for this information must be made to the following:
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016
(908) 497-9610
Attention: General Counsel
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Copies of our SEC filings are also available through our website (http://www.metalico.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC’s website at http://www.sec.gov.

LEGAL MATTERS
     The validity of the common stock offered hereby will be passed upon for us by Lowenstein Sandler P.C., Roseland, New Jersey. As of the date of this prospectus, a member of Lowenstein Sandler P.C. holds an aggregate of 28,000 shares of our common stock.
EXPERTS
     The consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 incorporated by reference in this prospectus have been audited by McGladrey & Pullen LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Accounting for Stock-Based Payment and the restatement of the statements of income for the years ended December 31, 2005 and 2004 for discontinued operations), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth various costs and expenses payable by the registrant in connection with the sale of the securities being registered. All such costs and expenses shall be borne by the undersigned registrant. Except for the SEC registration fee, all the amounts shown are estimates.

SEC registration fee	$1,335
Legal fees and expenses	10,000
Accounting fees and expenses	25,000
Printing and related expenses	5,000
Miscellaneous	5,000
Total	$46,335
Item 15. Indemnification of Officers and Directors
     Section 102 of the Delaware General Corporation Law (the “DGCL”) permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.
     The registrant’s certificate of incorporation limits the personal liability of our directors to the fullest extent permitted by section 102 of the DGCL.
     Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.
     Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145 of the DGCL.
     The registrant’s certificate of incorporation provides for the indemnification of directors and officers that is substantially consistent with the permissive indemnification provisions of Section 145 of the DGCL.
     The registrant maintains a director and officer liability insurance policy providing for the insurance on behalf of any person who is or was a director or officer of the registrant or a subsidiary for any claim made during the policy period against the person in any such capacity or arising out of the person’s status as such..
Item 16. Exhibits

Exhibit No.	Description
3.1(1)	Third Amended and Restated Certificate of Incorporation of Metalico, Inc.

3.2(2)	Third Amended and Restated Bylaws of Metalico, Inc.

4.1(1)	Specimen Common Stock Certificate.

5.1	Opinion of Lowenstein Sandler P.C.

10.1(3)	Securities Purchase Agreement, dated June 21, 2007, by and among Metalico, Inc. and those purchasers executing the Securities Purchase Agreement.

10.2(3)	Registration Rights Agreement, dated June 21, 2007, by and among Metalico, Inc. and those purchasers executing the Registration Rights Agreement.

23.1	Consent of McGladrey & Pullen LLP

24.1	Power of Attorney (included on signature page)

(1)	Previously filed as an exhibit to our Form 10 filed on December 20, 2004 under the same exhibit number and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Form 8-K filed on November 3, 2005 under the same exhibit number and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Form 8-K filed on June 22, 2007 under the same exhibit number and incorporated herein by reference.
Item 17. Undertakings
     The undersigned registrant hereby undertakes:
     (1) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (3) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cranford, State of New Jersey, on the 27th day of July, 2007.

METALICO, INC.

By:	/s/ Carlos E. Agüero

Name:	Carlos E. Agüero
Title:	President and Chief Executive Officer
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carlos E. Agüero and Michael J. Drury, or any one of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Carlos E. Agüero	Chairman of the Board of Directors, President	July 27, 2007
Carlos E. Agüero	and Chief Executive Officer (Principal Executive Officer)

/s/ Eric W. Finlayson	Senior Vice President and Chief Financial	July 27, 2007
Eric W. Finlayson	Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Michael J. Drury	Executive Vice President and Director	July 27, 2007
Michael J. Drury

/s/ Earl B. Cornette	Director	July 27, 2007
Earl B. Cornette

/s/ Bret R. Maxwell	Director	July 27, 2007
Bret R. Maxwell

Signature	Title	Date

/s/ Walter H. Barandiaran	Director	July 27, 2007
Walter H. Barandiaran

/s/ Paul A. Garrett	Director	July 27, 2007
Paul A. Garrett

EXHIBIT INDEX

Exhibit No.	Description
3.1(1)	Third Amended and Restated Certificate of Incorporation of Metalico, Inc.

3.2(2)	Third Amended and Restated Bylaws of Metalico, Inc.

4.1(1)	Specimen Common Stock Certificate.

5.1	Opinion of Lowenstein Sandler P.C.

10.1(3)	Securities Purchase Agreement, dated June 21, 2007, by and among Metalico, Inc. and those purchasers executing the Securities Purchase Agreement.

10.2(3)	Registration Rights Agreement, dated June 21, 2007, by and among Metalico, Inc. and those purchasers executing the Registration Rights Agreement.

23.1	Consent of McGladrey & Pullen LLP

24.1	Power of Attorney (included on signature page)

(1)	Previously filed as an exhibit to our Form 10 filed on December 20, 2004 under the same exhibit number and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Form 8-K filed on November 3, 2005 under the same exhibit number and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Form 8-K filed on June 22, 2007 under the same exhibit number and incorporated herein by reference.